Condensed Consolidated Interim Financial Statements
June 30, 2012
(unaudited)

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

		Three months ended		Six months ended
(Cdn$ in thousands,			June 30,		June 30,
except per share amounts)	Note	2012	2011	2012	2011

Revenues	3	$74,377	$48,349	$129,730	$107,150
Cost of sales	4	(58,367)	(31,725)	(96,598)	(65,300)
Gross profit		16,010	16,624	33,132	41,850

General and administrative		(4,024)	(4,868)	(9,408)	(11,490)
Exploration and evaluation		(4,862)	(1,466)	(9,181)	(1,838)
Other operating income (expenses)	5	820	(11,034)	(16,171)	(11,761)
Loss on contribution to joint venture		-	(3,804)	-	(3,804)
		7,944	(4,548)	(1,628)	12,957

Finance expenses	6	(3,891)	(4,689)	(8,264)	(5,893)
Finance income	7	4,349	8,457	6,768	8,324
Foreign exchange loss		(1,484)	(1,212)	(34)	(4,188)
Earnings (loss) before income taxes		6,918	(1,992)	(3,158)	11,200

Income tax recovery (expense)	8	(3,603)	879	(1,871)	(6,560)
Net earnings (loss) for the period		$3,315	$(1,113)	$(5,029)	$4,640

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale financial assets, net of tax		1,627	(2,901)	492	2,056
Realized gains on available-for-sale financial assets, net of tax		(562)	(5,246)	(767)	(5,246)
Total other comprehensive income (loss) for the period		$1,065	$(8,147)	$(275)	$(3,190)

Total comprehensive income (loss) for the period		$4,380	$(9,260)	$(5,304)	$1,450

Earnings (loss) per share
Basic		$0.02	$(0.01)	$(0.03)	$0.02
Diluted		$0.02	$(0.01)	$(0.03)	$0.02

Weighted average shares outstanding (thousands)
Basic		194,969	195,457	194,432	190,828
Diluted		198,489	195,457	197,952	203,277

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(unaudited)

		Three months ended		Six months ended
			June 30,		June 30,
(Cdn$ in thousands)	Note	2012	2011	2012	2011

Operating activities
Net earnings (loss) for the period		$3,315	$(1,113)	$(5,029)	$4,640
Adjustments for:
Depreciation		4,978	3,060	8,841	5,654
Income tax expense (recovery)	8	3,603	(879)	1,871	6,560
Income tax paid		(450)	(420)	(1,405)	(24,810)
Income tax received		5,402	-	5,402	-
Share-based compensation		778	1,459	2,980	5,200
Unrealized loss (gain) on derivatives	5	(1,470)	6,627	14,014	3,447
Finance expenses		4,071	4,415	8,064	5,829
Finance income		(892)	(8,007)	(2,046)	(8,617)
Unrealized foreign exchange loss		2,783	2,860	226	6,359
Loss on contribution to joint venture		-	3,804	-	3,804
Other operating activities	16	888	3,609	2,643	7,660
Net change in non-cash working capital	16	(44,054)	(2,091)	(5,151)	(5,970)
Cash provided by (used for) operating activities		(21,048)	13,324	30,410	9,756

Investing activities
Purchase of property, plant and equipment		(31,579)	(11,861)	(73,051)	(18,660)
Investment in financial assets		(11,225)	(130,019)	(11,225)	(139,101)
Interest received		303	2,012	853	2,622
Proceeds from financial assets		10,454	11,652	52,690	11,652
Proceeds from sale of property, plant and equipment		-	-	170	-
Other investing activities	16	(545)	(71)	(825)	(195)
Cash provided by (used for) investing activities		(32,592)	(128,287)	(31,388)	(143,682)

Financing activities
Repayment of debt		(3,452)	(2,532)	(6,826)	(5,083)
Interest paid		(8,356)	(550)	(8,870)	(1,187)
Repurchase of common shares		(8,487)	-	(16,025)	-
Common shares issued for cash		349	283	856	7,196
Proceeds from debt issuance		-	192,020	-	192,020
Debt issuance cost		-	(6,052)	-	(6,052)
Cash provided by (used for) financing activities		(19,946)	183,169	(30,865)	186,894

Effect of exchange rate changes on cash and equivalents		1,225	(2,004)	(3)	(5,502)
Increase (decrease) in cash and equivalents		(72,361)	66,202	(31,846)	47,466
Cash and equivalents, beginning of period		318,307	193,057	277,792	211,793
Cash and equivalents, end of period		$245,946	$259,259	$245,946	$259,259

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(unaudited)

		June 30,	December 31,
(Cdn$ in thousands)	Note	2012	2011

ASSETS
Current assets
Cash and equivalents		$245,946	$277,792
Accounts receivable		47,033	39,909
Other financial assets	9	19,270	86,147
Inventories	10	24,501	23,290
Current tax receivable		–	7,437
Prepaids		1,718	2,348
		338,468	436,923

Other financial assets	9	118,787	111,641
Property, plant and equipment	11	518,512	440,565
Intangible assets		5,438	5,438
Prepaids		–	165
		$981,205	$994,732

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$42,378	$33,005
Current portion of long-term debt	13	14,424	13,753
Interest payable		3,288	3,284
Current tax payable		3,253	–
Other financial liabilities	12	5,434	10,797
Deferred revenue - royalty obligation		175	175
		68,952	61,014

Long-term debt	13	226,697	218,502
Other financial liabilities	12	41,084	45,980
Provision for environmental rehabilitation		100,225	96,022
Deferred tax liabilities		64,704	76,091
Deferred revenue - royalty obligation		219	306
		501,881	497,915
EQUITY
Share capital	14	370,418	378,393
Contributed surplus		35,515	33,040
Accumulated other comprehensive income (loss) ("AOCI")		(1,673)	(1,398)
Retained earnings		75,064	86,782
		479,324	496,817
		$981,205	$994,732

Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(unaudited)

		Share	Contributed		Retained
(Cdn$ in thousands)	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2011		$365,553	$26,193	$6,249	$62,747	$460,742
Exercise of options		2,653	(1,016)	–	–	1,637
Preferred shares redemption		(26,642)	–	–	(2,939)	(29,581)
Shares issued		35,254	–	–	–	35,254
Share-based compensation		–	5,200	–	–	5,200
Total comprehensive income for the period		–	–	(3,190)	4,640	1,450
Balance at June 30, 2011		$376,818	$30,377	$3,059	$64,448	$474,702

Balance at January 1, 2012		$378,393	$33,040	$(1,398)	$86,782	$496,817
Exercise of options		1,361	(505)	–	–	856
Share-based compensation		–	2,980	–	–	2,980
Repurchase of common shares	14b	(9,336)	–	–	(6,689)	(16,025)
Total comprehensive income for the period		–	–	(275)	(5,029)	(5,304)
Balance at June 30, 2012		$370,418	$35,515	$(1,673)	$75,064	$479,324

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

1.        REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the period ended June 30, 2012 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.        SIGNIFICANT ACCOUNTING POLICIES

(a)    Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed interim consolidated financial statements were authorized for issue by the Audit Committee on August 7, 2012.

3.        REVENUE

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Copper concentrate	$68,450	$44,173	$117,691	$96,606
Copper cathode	1,805	-	1,877	1,423
	$70,255	$44,173	$119,568	$98,029
Molybdenum concentrate	3,264	3,620	8,554	7,686
Silver contained in copper concentrate	858	556	1,608	1,435
	$74,377	$48,349	$129,730	$107,150

4.        COST OF SALES

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Direct mining costs	$38,315	$33,149	$75,564	$62,781
Depreciation	4,808	2,937	8,504	5,336
Treatment and refining costs	3,828	2,192	6,589	4,744
Transportation costs	3,935	2,447	7,069	5,213
Changes in inventories of finished goods and
work in process	7,481	(9,000)	(1,128)	(12,774)
	$58,367	$31,725	$96,598	$65,300

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

5.        OTHER OPERATING EXPENSES (INCOME)

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Realized loss on copper derivative instruments	$905	$4,594	$2,594	$8,689
Unrealized loss (gain) on copper derivative instruments	(1,470)	6,627	14,014	3,447
Loss on sale of property, plant and equipment	-	-	73	-
Management fee income	(255)	(187)	(510)	(375)
	$(820)	$11,034	$16,171	$11,761

6.        FINANCE EXPENSES

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Interest expense	$3,369	$4,053	$7,146	$5,008
Accretion on PER	522	636	1,118	885
	$3,891	$4,689	$8,264	$5,893

7.        FINANCE INCOME

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Interest income	$1,915	$1,436	$3,816	$2,876
Realized gain (loss) on dual currency deposits	1,695	(207)	1,807	(615)
Unrealized gain on dual currency deposits	97	785	268	149
Dividend income	-	448	-	448
Change in fair value of warrants	-	-	-	(529)
Gain on sale of marketable securities	642	5,995	877	5,995
	$4,349	$8,457	$6,768	$8,324

8.        INCOME TAX

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Current expense (recovery)	$2,622	$(3,161)	$6,692	$929
Deferred expense (recovery)	981	2,282	(4,821)	5,631
	$3,603	$(879)	$1,871	$6,560

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

9.        OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2012	2011
Current:
Copper put option contracts	$11,605	$25,407
Promissory note	5,385	8,190
Marketable securities – available for sale	2,230	11,898
Short-term investments	50	50
Dual currency deposits > 3-month term	-	40,602
	$19,270	$86,147
Long-term:
Capped floating rate notes	$20,094	$20,055
Subscription receipts [1]	10,000	-
Reclamation deposits	25,432	24,962
Promissory note	63,261	66,624
	$118,787	$111,641

1 During the quarter, the Company invested a total of $10,000 in subscription receipts of a private company which holds mineral property interests in a copper-molybdenum project. The subscription receipts will be convertible into units comprised of shares and warrants or simply shares.

10.      INVENTORIES

	June 30,	December 31,
	2012	2011
Work in process	$2,714	$1,154
Finished goods:
Copper concentrate	5,037	6,063
Copper cathode	799	179
Molybdenum concentrate	218	244
Materials and supplies	15,733	15,650
	$24,501	$23,290

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

11.      PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP[3]	Total
Cost
At December 31, 2011	$143,305	$303,672	$50,705	$497,682
Additions	30	80	87,665	87,775
Capitalized interest	-	-	2,634	2,634
Disposals	-	(380)	-	(380)
Rehabilitation cost asset[2]	3,108	-	-	3,108
New Mine Allowance credit	-	(6,526)	-	(6,526)
Transfers between categories[3]	-	18,312	(18,312)	-
At June 30, 2012	$146,443	$315,158	$122,692	$584,293
Accumulated depreciation and impairments
At December 31, 2011	$17,783	$39,334	$-	$57,117
Depreciation	2,029	6,814	-	8,843
Disposals	-	(179)	-	(179)
At June 30, 2012	$19,812	$45,969	$-	$65,781
Carrying amounts
At December 31, 2011	$125,522	$264,338	$50,705	$440,565
At June 30, 2012	$126,631	$269,189	$122,692	$518,512

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period.
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

12.      OTHER FINANCIAL LIABILITIES

	June 30,	December 31,
	2012	2011
Current:
Royalty obligations	$5,385	$8,190
Copper call option contracts	49	2,607
	$5,434	$10,797
Long-term:
Royalty obligations	$39,699	$44,594
Income tax obligations	1,385	1,386
	$41,084	$45,980

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

13.      DEBT

	June 30,	December 31,
	2012	2011
Current:
Capital leases	$9,565	$6,925
Secured equipment loans	4,859	6,828
	$14,424	$13,753
Long-term:
Senior notes	$198,309	$197,409
Capital leases	22,612	14,862
Secured equipment loans	5,776	6,231
	$226,697	$218,502

14.      EQUITY

(a)    Share capital

The Company’s authorized share capital consists of an unlimited number of common shares with no par value. As at June 30, 2012, there were 192,070,795 common shares issued and outstanding.

(b)    Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares will be purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. The Company’s normal course issuer bid will terminate on February 2, 2013 or earlier if the number of shares sought in the issuer bid has been obtained. The Company reserves the right to terminate the bid earlier at any time. Purchases under the normal course issuer bid are subject to the restricted payment limitations in the Company’s senior notes indenture.

During the three-month period ended June 30, 2012, 2,772,240 common shares have been repurchased for $8,488. A total of 4,842,100 common shares have been repurchased under the normal course issuer bid for $16,025.

15.      COMMITMENTS AND CONTINGENCIES

(a)    Commitments

At June 30, 2012, capital commitments totaled $39,030 and operating lease commitments totaled $4,768.

(b)    Contingencies

The Company has guaranteed the full amount of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at June 30, 2012, this debt totaled $42,902 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $10,634 on 75% basis.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

16.      SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Six months ended
		June 30,		June 30,
	2012	2011	2012	2011
Change in non-cash working capital
Accounts receivable	$(35,534)	$(9,859)	$(7,124)	$(2,184)
Inventories	8,009	(9,301)	(1,211)	(16,697)
Accounts payable and accrued liabilities	(10,441)	4,595	9,373	2,163
Deferred revenue – royalty obligation	(44)	(44)	(88)	(88)
Deferred revenue – copper	-	14,125	-	14,125
Other	(6,044)	(1,607)	(6,101)	(3,289)
	$(44,054)	$(2,091)	$(5,151)	$(5,970)
Operating cash flows – other items
Realized loss on copper derivative instruments	$905	$4,594	$2,594	$8,689
Loss on sale of property, plant and equipment	-	-	73	-
Reclamation expenditures	(17)	(985)	(24)	(1,029)
	$888	$3,609	$2,643	$7,660
Investing cash flows – other items
Net cash reinvested in reclamation deposit	$(505)	$(59)	$(785)	$(183)
Other	(40)	(12)	(40)	(12)
	$(545)	$(71)	$(825)	$(195)
Non-cash investing and financing activities
Assets acquired under capital lease	$6,684	$-	$14,765	$682

17.      FINANCIAL RISK MANAGEMENT

(a)    Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, and reporting structures.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands - unaudited)

(b)    Summary of derivatives and financial assets containing embedded derivatives

	Notional amount	Strike price[1]	Term to maturity	Fair value
At June 30, 2012
Commodity contracts
Copper put option contracts	34.4 million lbs	US$3.50	Q3-Q4 2012	$ 6,349
Copper call option contracts	34.4 million lbs	US$5.02 to 5.12	Q3-Q4 2012	$ (49)
Copper put option contracts	33.1 million lbs	US$3.00	Q1-Q2 2013	$ 5,256
Dual currency deposits
USD/CAD (3% to 9.51%)	US$140 million	1.0072 to 1.0400	< 3 months	$142,281
Capped floating rate notes
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	$ 10,032
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	$ 10,062

1. For the floating rate notes, this value represents the cap level for the coupon rate.

18.      RELATED PARTIES

	Transaction value for the		Transaction value for the
	three months ended June 30,		six months ended June 30
	2012	2011	2012	2011
Hunter Dickinson Services Inc.:
General and administrative expenses	$503	$384	$894	$879
Exploration and evaluation expenses	122	272	277	430
Prepaid rent	-	-	-	995
	$625	$656	$1,171	$2,304
Gibraltar joint venture:
Other operating income (management fee)	$255	$187	$510	$375
Reimburseable compensation expenses	39	29	72	71
	$294	$216	$582	$446

	Balance due from (to) as at
	June 30,	December 31,
	2012	2011
Hunter Dickinson Services Inc.	$(70)	$(44)
Gibraltar joint venture	2,537	241

Hunter Dickinson Services Inc. (HDSI) employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for these expenses.